Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
INCO ANNOUNCES ENHANCED OFFER FOR FALCONBRIDGE
Moderator: Scott Hand
May 15, 2006
8:30 am EST
Forward-Looking Statements
This presentation contains forward-looking information about Inco and the combined company after completion of the purchase by Inco of all outstanding shares of Falconbridge, that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this presentation represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2005 and Inco’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006.
Important Legal Information
This presentation may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and will file further amendments thereto in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.
Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN IT IS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), AS IT WILL CONTAIN IMPORTANT INFORMATION. The Solicitation/Recommendation Statement and other public filings made from time to time by Inco with the SEC are available without charge from the SEC’s web site at www.sec.gov. In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.

Operator:	Ladies and gentlemen thank you for standing by. Welcome to the Inco Analysis Enhanced Offer for Falconbridge Conference Call. During the presentation all participants will be in a listen only mode. Afterwards we will conduct a question and answer session. At that time if you have a question please press star then the number 1 on your telephone. If you would like to withdraw your question press the pound key.

As a reminder this conference is being recorded Monday May 15, 2006. Your speakers for today are Ms. Sandra Scott, Director Investor Relations and Mr. Scott Hand, Chairman and CEO.

I would now like to turn the conference over to Ms. Sandra Scott. Please go ahead Ma’am.

Sandra Scott:	Good morning and thanks for joining us on this call which is being web cast on a live listen only basis. A news release was issued on Saturday evening and can be obtained at www.inco.com and at www.falconbridge.com or by calling Investor Relations at 416-361-7670 or 416-982-7337.

Following this conference call, a PDF version of the remarks and related slides will be available through the link on Inco’s and Falconbridge’s homepages.

I’ll begin with a few housekeeping items. First we are including members of the public on this web cast on a live listen only basis. Upon completion of the formal remarks we’ll take questions first from the investors and analysts on the call. At the conclusion of the question and answer session with the investors and analysts, the news media will be invited to ask questions of management.

The second item is a compliance statement on our mineral reserve estimates. First all dollar amounts are US currency unless otherwise stated. Given recent changes in Canadian securities legislations I should make a few additional points.

Actual results could differ materially from the 2006 outlook and other forward looking statements we make. Certain material assumptions were made in developing our 2006 outlook and other forward looking statements. We have filed the tests and slides used in this presentation with the FCC and on SEDAR in Canada.

Our filings with the FCC and on SEDAR contain additional information on the material facts, risks and assumptions that could cause results to differ materially from our forward looking information or statements and were used in developing our forecasts or projections.

Joining me at our Toronto office are Falconbridge’s CEO Derek Pannell and other members of Inco’s and Falconbridge’s management team. Their names are listed on the web cast slides. I’ll now turn the call over to Scott Hand, Inco’s Chairman and CEO.

Scott Hand:	Good morning. On Saturday, Inco and Falconbridge announced an increase in the value of Inco’s friendly offer to acquire all of the outstanding common shares of Falconbridge. I’ll review the offer and then outline why combining Inco and Falconbridge remains as great a move today as it was when we announced the acquisition last October – the best value creating alternative for the shareholders of both companies and, perhaps, the best value creating acquisition in our industry.

Assuming full proration, the offer has been increased by Cdn$5 per Falconbridge share, resulting in a bid of Cdn$12.50 in cash and 0.524 of an Inco common share. This would mean a total Inco offer of approximately Cdn$4.8 billion cash, and a maximum of about 201 million shares, taking into account the conversion of Falconbridge’s outstanding convertible debt securities and outstanding share options. The aggregate share component of the consideration remains unchanged.

After the transaction is completed – assuming all Falconbridge common shares are tendered – current Inco shareholders would hold about 53% and former Falconbridge shareholders would hold about 47% of the fully diluted Inco common shares.

The mailing to Falconbridge shareholders of documents related to the offer should occur within the next two weeks and the amended offer will be open until June 30, 2006, unless withdrawn or extended. The offer will be subject to the same conditions as before, including the receipt of regulatory clearances and acceptance by shareholders owning at least 66 2/3% of Falconbridge’s common shares on a fully diluted basis.

Let me say at the outset that I – and my Board – remain as convinced now as we have been since October that the inherent value of an Inco/Falconbridge combination will make the New Inco an even more valuable company than the stock markets are recognizing today.

We are creating a great company with great operations, great assets and great properties to grow, with a focus on two of the best metals around – nickel and copper – and we are creating significant value by joining together our companies’ operations in the Sudbury basin. I do not think there is any acquisition around that offers the near-term and long-term value that this will bring.

Why have we increased our offer by Cdn$ 5.00 per Falconbridge share? We are doing so simply because of the enhanced value the Falconbridge operations have delivered. This is reflected in Falconbridge’s strong cash generation.

This acquisition remains attractive on the financial metrics. Based on current First Call consensus mean estimates for book earnings and cash flow of each company, the transaction would be accretive to Inco in the first full year from a GAAP earnings perspective and significantly accretive from a cash flow perspective. Looking at our estimates of long-term metal prices, we believe that the acquisition will be positive from a net asset value perspective. The strong performances of both Inco and Falconbridge underpin the financial strength of the New Inco and we will retain our investment grade credit ratings.

I maintain – and Derek Pannell shares my opinion – that for Inco’s and Falconbridge’s investors, by far the best way to maximize the value of their holdings is to join our companies together. As Derek said in Falconbridge’s press release: “This is the right deal with the right company.”

As a result of higher metals prices – particularly for copper – Falconbridge’s cash flow soared to $668 million in the first quarter, up 48% from Q1/05. This cash flow has been utilized to delever the balance sheet by over $750 million since the initial offer was made.

Falconbridge’s performance has allowed us to increase our bid and to do so in a financially prudent manner.

Let’s step back and ask the fundamental question: why is the acquisition of Falconbridge by Inco the best and most value creating opportunity for Inco and our shareholders?

First, we are creating a company with the leadership position in nickel and a strong position in copper, with excellent operations across the board.

Second, with the great properties the New Inco will have, our growth prospects – both brownfield and greenfield – are second to none in the industry. Both partners to the transaction bring tremendous growth options to the table.

Third, we will have the financial strength to achieve our objectives.

Fourth, we will have the potential for a multiple expansion.

And fifth, we will deliver value to Inco’s shareholders through the synergies that only we can achieve in the Sudbury basin.

Acquisitions like this one are few and far between in our industry. We’re not buying Falconbridge for the sake of getting big; rather, we’re doing so to build a great company and we’re creating substantial value.

We’ll have diversified, fully integrated, low-cost nickel operations in Canada and Indonesia. We’re at the forefront of Tecknological capability in our industry; for instance, we’re leaders in hydromet and currently run commercial hydromet operations. Combining our existing copper assets will make us a leading producer, which includes first-rate, low-cost operations in Chile and Peru. Shareholders should carefully consider mining companies’ relative asset quality. Which companies would perform best throughout the metals cycle? My answer is that Inco/Falconbridge represents low-cost, world-class nickel and copper operations – and our cost position is poised to get even better, based on the synergies that only we’ll be able to realize. Inco is the only major public company in the metals industry whose costs will go down in absolute terms this year – despite $75 per barrel oil and a $0.90 Canadian dollar.

We believe that we will have the best nickel and copper growth pipeline in the industry – both greenfield and brownfield developments. In nickel, we’ve recently brought on Voisey’s Bay and we’re moving ahead at Goro. On the copper side, the New Inco will have a pipeline of new projects such as El

Pachon and El Morro plus brownfields expansion at Collahuasi. The New Inco’s growth profile cannot be matched in our industry. There is no doubt in my mind that Inco and Falconbridge together have far greater medium and long-term opportunities for strong and profitable growth than anyone else out there and we have excellent reserve positions and a great exploration position.

We expect to achieve 30% growth in nickel production by 2009 from 2005 levels and we have the potential to almost double low-cost copper production in just a few years. I believe that the Inco/Falconbridge combination has the best long-term growth prospects in the metals and mining industry.

Our financial position is strong, enabling us to finance growth. Given the combined company’s cash flow generation, the increase in Inco’s offer of approximately $1.9 billion will be funded without undue stress to the pro forma balance sheet.

I now want to turn to the synergies that this acquisition will bring. They are big, they are unique to this deal and Derek and I are firm in our conviction that they will be delivered. Indeed, as we put the two companies together, we are confident that the synergies will grow.

I believe that the tangible operating synergies represented by the transaction are not yet reflected in Inco’s share price. Let’s assume a net present value of the synergies of US$3 billion, or Cdn$3.3 billion. That represents Cdn$7.80 per share for each New Inco share – an amount that is not, in my view, reflected in Inco’s share price today.

Back in October, Inco and Falconbridge jointly identified annual pre-tax operating and corporate synergies of about US$350 million, as a result of improved efficiencies and better use of resources, primarily in the Sudbury Basin. Since the improved efficiencies will result in higher throughput, the total value of the synergies rises with higher metal prices. In October 2005 consensus commodity prices for 2006 were $6.30 for nickel and $1.40 for copper. Long-term consensus prices were $3.75 for nickel and $1.05 for copper.

Those price estimates are now history. Current consensus commodity prices for 2006 have climbed to $6.91 for nickel and $2.18 for copper – and year-to-date prices are up even more sharply, at $7.27 for nickel and $2.51 for copper, based on average daily LME spot prices for 2006 through Friday, May 12, 2006. So at year-to-date nickel and copper prices, the $350 million of annual synergies equates to over $390 million.

In October 2005, the estimated net present value of the synergies exceeded $2.5 billion after tax, using a 7% discount rate and then current consensus commodity prices. But at today’s year-to-date commodity prices, the estimated net present value of the synergies has climbed to over $3 billion after tax. It would be even higher using today’s actual commodity prices. Today’s nickel price is about $3 a pound higher than consensus.

We expect the synergies to be fully realized by mid-2008, assuming that the Inco/Falconbridge transaction is completed in the second half of this year. I have said it before and I will say it again – a large percentage of the synergies are unique to the combination of our two companies and are right in our mutual backyard – the Sudbury Basin, where we have contiguous nickel mining operations that investors have urged us for years to put together. So the intuitive answer is the correct answer: only Inco and Falconbridge can unlock and maximize the enormous value of the synergies in the Sudbury Basin.

There have been suggestions that this major undertaking could be done through a joint venture. That sounds nice in theory but that’s all it is. The simple fact is: these synergies have not been captured to date despite repeated efforts in the past. Realizing the synergies in Sudbury will require major changes in materials flows in the Sudbury Basin and important long-term commitments and investment, which we believe are only possible through the combination of our two companies. It took about two years of working together just to reach the copper refining agreement between Inco and Falconbridge that we signed in mid-2005. And seven months of working closely on how to maximize synergies gives us even more confidence in what we will achieve together.

Don’t lose sight of the fact that synergies in nickel are more difficult to realize than they are in other metals. Sure, a joint venture might be able to realize a small fraction of the synergies but a) the goal should be to maximize the synergies and b) it would take much longer for a joint venture to produce any synergies.

Putting aside the discussion about whether others could capture these synergies, we believe their value should be delivered to Inco and Falconbridge shareholders, the current owners of the operations.

Very importantly, we will need and we will want the backing of our people to ensure an even stronger – and growing – long-term presence in Sudbury. I am referring to the support of both union and non-union personnel – and we have

it. The Steelworkers are behind our deal. We also have tremendous support from all levels of governments in Canada.

And finally on synergies there is considerable upside to the numbers that we have put forward for Inco and Falconbridge. For example, the numbers do not include potential synergies between Goro and Koniambo, Voisey’s Bay and Raglan, or Falcondo and Bahodopi in Indonesia – assets beyond the Sudbury Basin that offer great promise in this regard. We have been conservative because we don’t want to overpromise and we want to remain very focused on proceeding methodically to get synergies in the Sudbury basin, before we up the ante – as I am sure we will.

We are continuing to advance our work with the U.S. Department of Justice and the European Commission in connection with their reviews of the Inco/Falconbridge transaction.

Once we obtain the outstanding regulatory clearances, we will proceed to complete our offer for Falconbridge.

I should point out that our amended support agreement provides for Falconbridge to pay a break fee to Inco of US$450 million if the acquisition is not completed for the reasons set forth in the original agreement. This is a US$130 million increase from the US$320 million break fee that was negotiated in October.

This acquisition will transform Inco. We will be the world’s leading nickel company, with 815 million pounds of output pro forma in 2006, and just under one billion pounds in 2009. We’ll be a large and very low-cost copper company, with pro forma output of 1.4 billion pounds in 2006 and the potential to almost double output by 2011. Our nickel and copper cash costs will be very competitive. We’ll have good positions in zinc, platinum group metals, cobalt and aluminum – and very attractive cash flow.

We will be diversified in what and where we mine, produce, market and sell – with operations on virtually every continent. We’ll have a leading position in combined estimated proven and probable nickel mineral reserves from both sulphide and nickel laterite deposits, as well as a leading portfolio of existing and greenfield nickel properties. We’ll have significant opportunities for further growth in copper, based on combined estimated pro forma proven and probable copper mineral reserves.

The New Inco will be much larger and have the financing capacity to grow. Our weighted average cost of capital is expected to decline over time, simply due to size, financial strength, and product and geographic diversity. We’ll have a very solid financial position – and an enterprise value of about $38 billion – moving us well up the scale of world mining companies. The Q1/06 EBITDA of the New Inco was about $1.3 billion – multiply by four and you will see that the EBITDA for 2006 would be about $5.1 billion – the last that I heard, that’s pretty strong cash flow. With a re-rating in the capital markets, a multiple expansion for the New Inco should be in our future.

We’ll have a very strong, experienced management team and the growth profile to attract the best people.

Given this great acquisition and the enhanced value that we see, we have agreed to pay more, as we announced over the weekend.

I’ll make one final point. Inco’s Board has assessed and will continue to evaluate all strategic alternatives that would serve our shareholders’ best interests – both short and long-term. The world has changed since October 2005 – but today the right move for Inco has not. The best strategic alternative for Inco and its shareholders is to acquire Falconbridge – and we remain committed to working aggressively to complete the transaction. Recent gains in copper and nickel markets – and their outstanding prospects – make our friendly acquisition even more attractive now than when it was announced.

Remember, the Inco/Falconbridge transaction was structured not only to provide immediate value – which it will – but also, just as important, to deliver significant value to the shareholders of the New Inco going forward. The New Inco will have strong operations underpinned by the significant synergies in Sudbury and it will grow with the best projects – brownfield and greenfield – in the world. The New Inco will be resource rich with a terrific exploration portfolio. And the New Inco will be financially strong. It is pretty hard to replicate that list of attributes. In my estimation, and Derek’s, Inco and Falconbridge together will deliver shareholder value that far exceeds the ability of any other player to realize – and that is why we urge shareholders to stand behind our deal.

Now I’ll be pleased to take your questions.

Operator:	Thank you. Ladies and gentlemen if you would like to register a question please press star then the number 1 on your telephone. If your question has been answered and you would like to withdraw your registration, please press the pound key. If you’re using a speaker phone, please lift your handset before entering your request. One moment please for the first question.

Our first question comes from the line of Amir Arif of Friedman Billings Ramsey.

Sam Arnold:	Hi good morning guys. This is actually Sam Arnold. Just a quick question for you, Back I guess on Page 7 you had talked about realizing the synergies in the Sudbury basin is going to require some major changes of material flows. And then also long term commitments and investment.

What I was wondering is, can you talk a little bit about the investment that is going to be required to capture some of those synergies in Sudbury?

And when you had looked at doing this in the past with Falconbridge prior to acquisition, kind of, what were the stumbling blocks or the road blocks that prevented you guys from realizing any synergies?

Scott Hand:	Well I’ll give my comments and then Derek can comment as well. But I think if you look at the investment, when you talk about re changing the movement of materials and you talk about investments in mines and combining mines and those sorts of things, that’s the kind of investment we’re talking about when you’re combining together two operations.

I can’t give you a specific number for now but these are mining investments, you might be looking at mining investments we are going to join two mines together. Those are the kind of things that don’t do simply by joining ventures and say, let’s go and do something and joint venture it. You’re making long term commitment. That would be the major area that I would focus on but maybe Derek you want to elaborate on that.

Derek Pannell:	Yes it’s Derek Pannell here. I would first say that the $3.5 billion that we came up with – the $350 million annually we came up with last year. And the net present value that we calculated – in fact included the capital cost to achieve the savings. So all our capital costs in fact is included, it’s not something that we have to put in addition to that and that them taking care of.

Sam Arnold:	Okay.

Derek Pannell:	So, you know, I think I can give you the details of the pipeline changes and stuff like that but I’m sure that’s not what you want. But it is included.

Sam Arnold:	Okay.

Scott Hand:	Does that answer your question Sam?

Sam Arnold:	Yes but as far as kind of like an order of magnitude type investment that it’s going to take? I mean is this $100 million? Is this...

Scott Hand:	It’s in the $100’s of million.

Sam Arnold:	Okay. Very good thank you.

Derek Pannell:	You’re welcome.

Operator:	Our next question comes from the line of Kerry Smith of Haywood Securities.

Kerry Smith:	Thanks operator. Scott just your comment about the synergies and the fact that this acquisition would be accretive to your net asset value at sort of long term metal price assumptions; can you give me an idea as to what sort of range of long term metal price assumptions you may have used? You may not want to give a specific number but just even a range of what you would use for nickel and copper?

Scott Hand:	I guess what the long term consensus numbers are what right now approximately? For nickel and copper?

Man:	$1.05.

Scott Hand:	Copper is now $1.05 and nickel is...

Man:	$3.90.

Scott Hand:	$3.90. I think what we found Kerry is if you do the analysis of – and I’ll speak more on nickel would on copper, if you do the analysis of supply and demand and if you do the analysis of what it costs to build a nickel project today and if you find, in all due respect to you Kerry and other analysts what we forward is that the prices that are used tend to lag what’s really happening in the marketplace. I would say that we use a range of prices as we come up with net asset values but some of them would be higher than the consensus. Just because we look at – I mean what do you think a new nickel project – what kind of nickel price do you need long term for new nickel project today? As I look at the ballooning of nickel costs that are out there today, for many projects they’re still on the drawing board, you’re getting into the 4’s pretty easily.

Kerry Smith:	Right.

Scott Hand:	Does that give you some indication?

Kerry Smith:	Yes. No that’s fine. I think what you’re suggesting...

Scott Hand:	I don’t think that – don’t assume that we’re – we’ve lost control of our sense this year, we have not. But we do a very bottom-up analysis of two things when it relates to nickel and also to copper. How do we see supply and demand moving up for one; and secondly, what are the costs to build new capacity today and most the two data points that we do a lot of work on. Would you agree with that Peter Goudie?

Peter Goudie:	Yes.

Scott Hand:	And that’s how we try and come up – what we consider to be numbers for the longer term net asset value calculation. And so we use a range but some of them would be above consensus because we think consensus as lagging what’s happening out in the marketplace. I’m not saying in a critical sense but we know what it costs to build new nickel and new copper projects today.

Kerry Smith:	Okay. No that’s helpful. I mean what you’re suggesting is that it’s, you know, $4.50 nickel or less. Maybe a buck 25 copper or less, those are probably prices which you would need to justify a major new investment. And that’s the kinds of ranges you’re looking at.

Scott Hand:	I’m not suggesting we’re using $4.50 nickel either.

Kerry Smith:	Okay.

Scott Hand:	Because we could build nickel capacity at much lower nickel prices.

Kerry Smith:	Okay. And just a second question, if I could Scott, on – as part of your prepared remarks, you made a comment which I want to just clarify that I understood exactly what you meant. You talked about proceeding methodologically to get synergies in the Sudbury basin before we upped the anti as I am sure we will; I’m not quite sure what you mean by that last little piece of that sentence.

Scott Hand:	What I mean is – and Derek can elaborate on that but I found in my career that focus is really important. And when you’re doing something like we’re intending to do in Sudbury, focus is even more important. And if you start putting down too many things to do and chasing too many possibilities and programs, you don’t get the ones you started with.

And therefore when I say, I forgot what the word was, when you do this – when you go in a very orderly way, you say, okay here are the things that we know we’re going to do. Let’s get on with them and let’s have the programs in place to do them, I’m sure, and I know Derek can elaborate on this, that there will be many others that will come. But we say, let’s be focused; let’s get those in the bank first before we go to other ones, that’s what I meant. And Derek, do you want to elaborate on that?

Derek Pannell:	Yes well I think it’s just simple that you comment 200 priorities. You need only a few otherwise they’re not priorities and we are focused on things that we can live up fast and in a very solid manner. And we won’t sort of get diverted from that, what actually brought on the bacon.

Kerry Smith:	Okay. So with a methodical approach to the synergies you expected over time that probably your estimates today will likely be conservative I think is what you’re suggesting.

Scott Hand:	I think so and of course Derek’s had a lot more experience putting together Falconbridge in the run. And they certainly found in that experience there were more synergies than they thought.

Kerry Smith:	Okay. That’s great.

Scott Hand:	Derek, would you...

Derek Pannell:	I’m on side with that.

Kerry Smith:	Okay. Thank you very much.

Scott Hand:	Thanks Kerry.

Operator:	Our next question comes from the line of Terrence Ortslan at TSO Associates.

Terrence Ortslan:	Thank you. One topic that you haven’t really addressed and those are respect to Falconbridge in the past, they’ve been as much as possible they still accelerate their projects but still they’ve been on a holding pattern.

One thing you even talked about is the – about the possibility of some of those projects to be more accelerated given the new companies borrowing power and demand power. And also the customers’ demand that a new company will be able to provide more the market?

Scott Hand:	Terry what I would say now if you look at the profile two companies right now and where the major investment in growth is happening, currently it’s happening at Inco with Voisey’s Bay, with Goro and with the expansion we have – we’re working on at PT Inco in Indonesia.

So our capital numbers are higher on a relative basis than Falconbridge’s is. But there are Falconbridge growth projects that are just around the corner. And of course with the financial capacity this company will have and the cash flow that we will generate, in my view it’s early days we have the ability to look at whether we can do more to bring more profits and cash flow to our shareholders and maybe we could have done it as separate companies.

That’s one of the great advantages of putting these two companies together, great assets, great cash flow, and the ability to bring on profitable projects sooner together than we might have otherwise been able to do separately. Not getting big for the sake of getting bigger but having a stronger platform to grow. Derek would you want to elaborate on that?

Derek Pannell:	Yes I think we need to look at our projects prudently and I’m sure as we come together we’re going to continue to looking prudently. I think in the past the mining industry generally has been to be very cyclical and has perhaps been far too much and invested in capacities that ultimately has lead to their own demise.

And I think the more discipline approach to capital spending and is certainly what we espoused at Falconbridge and (unintelligible) I know that they’re very careful on the Inco side. So as we come together I think it will be a very disciplined program of the projects and we’ll pick the best ones that have the best return. Looking at brownfield perhaps first but strategic greenfield investments as well. I think it will be prudent and continue to be prudent but from a much stronger financial base.

Terrence Ortslan:	Thanks Derek but I mean realistically the past – there were phase of projects, brownfield’s and quick return ones. And things like the El Morro’s and El Pachon look more futuristic I think. My view is that if the new company is getting together than this party should be more accelerated with the new company having more borrowing power and also more manpower to be able to deal with this.

Scott Hand:	Well it’s one to one Terry that people have – don’t always focus on, we will increase nickel production up in Sudbury by putting these companies together by at least 60 million pounds, maybe more. And that will be achieved this expansion in the nickel industry anywhere in the world when you think of the capital costs to do that.

So when you look at what comes out of this – in that sense, there’s a 60 million pound and probably more expansion that we couldn’t do separately but we can do together and bring value for our shareholders. And a very prudent, very disciplined, very cost effective expansion.

Terrence Ortslan:	But I assume the exact content of the steel workers really to expect supporting this deal. What is the justification for that? It’d be pretty unusual for them to come out and support such as you before.

Scott Hand:	Well if I read the press releases from the steel workers what they’re saying – what they’ve said is that they like the combination of Inco and Falconbridge together. And what it means for their people in the Sudbury basin. And they’ve suggested that some other combinations are not in the interest of their workers in the Sudbury basin. I won’t go much further than that; you can read the press releases.

Terrence Ortslan:	If I may last question, you haven’t commented about what happened about a week ago Monday but how is it – it’s in a position whereby Inco desirable or desire to be equal here in the marketplace, Teck Cominco and others, any sort of comments on that?

Scott Hand:	Comment on what (Terry)?

Terrence Ortslan:	We could go what happened and your response in public since then but not – not on this conference call.

Scott Hand:	Our response is what we’ve done. Our boards met for over five hours on Saturday and reviewed all the alternatives out there. And we came back and said that, we think that the most valued creating opportunity for Inco shareholders both short and long term to do what we announced on Saturday night; to continue what I consider to be and the board continues to be that’s value creating opportunity we can find today for our shareholders.

Terrence Ortslan:	Good. Thanks for the conference call.

Scott Hand:	You’re welcome.

Operator:	Our next question comes from the line of Greg Barnes of TD Newcrest.

Greg Barnes:	Yes thank you. Scott, this seems like a pretty cheerful step here in raising the bids to Falconbridge and increasing the...

Scott Hand:	Pretty what? I’m sorry Greg I’m just...pretty what?

Greg Barnes:	Pretty cheerful step – a gentle step I guess forward in terms of raising the bids to Falconbridge. Once we get closer to the regulatory bodies having a decision made at the end of June, would you have another look at the evaluation at Falconbridge? And look at what you’re willing to pay then?

Scott Hand:	Yes also we’ve made – I think it’s pretty good. I accept your word that it is a very cheerful step. The board met for five hours and looked very carefully what was the right thing to do. I don’t agree with your gentle word, I think that we’ve recognized the value and that’s why we added $5.00 to the price.

I think it’s fair to say that when you look at the spread between where our offer was and where Falconbridge was trading, some of it was fundamentals and some of it was something else. As I think I was quoted in the newspaper, it’s very hard to figure out how you divide between the two. And there’s only one person who knows and that’s the good Lord in Heaven. And he’s not one of our investment bankers.

Greg Barnes:	Thanks Scott and that helps a little bit.

Operator:	Our next question comes from the line of Rob Davis of PSAM.

Rob Davis:	Hi good morning guys. Question for Derek, Derek just want to get a sense to I guess the reasoning of justification for reason to terminations the respectful merger? I understand the merger consideration went up significantly but at the same point the company faces the prospect of being in an auction mode, I think the elephant in the room is clearly Xstrata.

You know, it’s not even other suitors – you know, Inco’s going to have interest with or without the increased fee, I’d like to understand, you know, the rational for raising that? And certainly are you making other approaches that’s been well, you know, bandied in the press and the investment community?

Derek Pannell:	We’re talking the break fee?

Rob Davis:	Yes.

Derek Pannell:	The break fee went up is for dollars but if you look at the percentage for the total transaction, it’s actually gone down from 2.9 to 2.3%. And it’s up therefore now less than a three month period until the end of the support agreement.

So given the increase in price that Inco has put on the table, I think it’s very defensible. I would also say that you people keep talking about these bids and if you look at the Xstrata possibility sort of the (unintelligible) bid that (unintelligible) completed because of the conditions put in I think trying to deal with these phantom bids is not particularly helpful.

We have on Inco a very solid, tangible offer that is real that has real synergies of several billion dollars. And I think we have dealt with that. That’s the thing that we’re dealing with. And I think it’s a real offer, it’s on the table and our shareholders have the opportunity to evaluate it.

The others have had a long time in which the bid as we’ve gone through the regulatory and they’ve chosen not to do so. So I think what we’ve done is I think very strong for our shareholders.

Rob Davis:	Yes but I think in the same point in time Xstrata had a real incentive not to bid until this morning at best, you know, without even a business day’s worth notice, you know, if the price of the acquisition weren’t more expensive, they had a multi billion dollar, you know, penalty if they were to bid prior to this morning. And whether we’ll bid or not is certainly far from definite.

And I do recommend an increase in value but, you know, from our point of view it seems that given the increase of fundamental value of your underlying stock, Inco was going to raise the bid with or without an increase termination fee.

Derek Pannell:	It does...

Scott Hand:	Scott speaking, I wouldn’t assume that.

Rob Davis:	No but...okay.

Derek Pannell:	I think it’s – first of all I think, you know, the same material but certainly Xstrata had amplified the bid before. In fact, you know, the October bid with Inco and the deal that Xstrata made Brascan was at the time, it was their own doing. That was the deal between them, it had nothing to do with us.

And so they made that deal themselves. It’s not a part of (unintelligible) it’s dealing with Xstrata or with income.

Scott Hand:	Thank you for taking the call.

Operator:	Our next question comes from the line of Sumit Sehgal of Credit Suisse.

Sumit Sehgal:	Hi, could you elaborate on the appropriate strategical (unintelligible). You know, what are they and how you are going about it.

Scott Hand:	No I can not. All I can say is that this is something that we evaluate all the time. Clearly the best strategic alternative that we have is the one that we are pursuing, Falconbridge, we can’t be unmindful of the fact that Teck is out there. But there is no offer there; it’s a non offer as far as we can see. But you can be assured that the board of directors of Inco has been, and will continue to evaluate what the strategic alternatives are with the objective of getting the best short and long term value for it’s shareholders.

Sumit Sehgal:	As a follow up, Don Lindsay (unintelligible) has said that he speaks to both of you, Derek and Scott, but you can’t speak to him. How does that work?

Scott Hand:	Well, I have spoken to Don Lindsay for some time. Back in August, Don Lindsay indicated that he, and we had discussions back in, I guess it was back in September before we decided to make the agreement with Falconbridge but we’ve had to evaluate our alternatives all the time. I’m able to talk to Lindsay if I wish to and I do and I have.

But, I come back to the very fundamental point. Talk is interesting, but taking the right direction is more important and that is what we are doing and that is why we say the best strategic alternative we have is the one that we are doing, buying Falconbridge.

Sumit Sehgal:	A final question for Derek, this is just an adjustment in the consideration and for the value that you’ve generated since then. Where is the control (unintelligible) especially in the contact stuff, other than control (unintelligible).

Scott Hand:	(Al), do you want to handle that one?

(Al):	I think that if you look at where the offer was initially, I guess provided there was a significant control team; I guess you could argue with that point. And since that time, the share prices are of the, I guess for a significant period of time the combination traded in line with the offer price, it’s just more recently they’ve spread apart for a variety of reason, I think Scott kind of commented on.

So, I think the control agreement was already put on the table back at the (unintelligible) regional office.

Sumit Sehgal:	Thank you.

Operator:	Our next question comes from the line of John Hill of Citi Group.

John Hill:	Good morning everyone and thanks as well for doing the call. I was just wondering if we could have a very brief update on where we are with that antitrust, anything new and different and if you could just refresh us on the mile stones you are looking for. I know you have talked about it a lot, but just if we could get a reset on that, that would be great.

Scott Hand:	Sure John. We are really aware of where we have been, there hasn’t been any major changes since our conference quota call when we announced our first quarter results in April. The major gating item is the European commission review, which is on going. There is a second phase. I think it is called a second phase, Simon?

Simon:	That is correct.

Scott Hand:	And that will end late June, early July. As we’ve also indicated that with both agencies we have been focusing on the remedy, and the remedy that we have been focused on is the one that we have indicated publicly, which is the disposition of the Falconbridge refinery with a long term supply agreement of nickel intermediate material to be used by the refinery to produce finished nickel to allow that new business operation to compete in the marketplace with Inco in the market identified by the anti trust agencies in the United States and Europe. The new entity with have a sales force as well. And we are focusing on the details of that remedy and how that can be effectuated. So, there is nothing really new at this point. And as I’ve indicated, when people ask, well, would you expect it to be terminated earlier than that, I say, we probably should not, we should assume it is probably going to the end of June, early July, we are on the same schedule now as we were a month ago.

John Hill:	Great, and good luck.

Man:	Thank you.

Operator:	Again, to ask a question, please press star then the number one on your telephone key pad. Our next question comes from the line of Lawrence Smith of Blackmonk Capital.

Lawrence Smith:	Good morning, just a follow up question on timing. When you mail your revised offer, is the expectation that you will be pushing back the deadline for the offer to sort of (unintelligible) coincide with the use schedule?

Scott Hand:	Larry it will completely depend on when we get clear from the European Commission and so we really don’t know at this point.

Lawrence Smith:	And so you haven’t made the decision to move back your offer by two weeks or anything now?

Scott Hand:	Well, we think we should do it when we know what the date is with the European Commission.

Lawrence Smith:	Okay, thank you very much.

Scott Hand:	Thanks Larry.

Operator:	Our next question comes from the line Jim Richards at Thames River Capital.

Jim Richards:	(Unintelligible).

Operator:	Our next question comes from the line of Stu Kedwell of RBC Bank. Mr. Kedwell your line is open, please proceed with your question.

Stu Kedwell:	Sorry about that. Thanks very much. Did you retain the right to bid or to match any bid that might come from Falconbridge down the road?

Scott Hand:	Yeah, Stu, the support agreement remains as it is in that regard. But if, I’ve assigned our general counsel, correct me if I get it wrong, probably will, but if Falconbridge receives a bid which is deemed to be a superior bid to our bid then their board will have to make that determination. We then have the right, for seven business days, ten business days, seven business days.

Simon:	Seven business days, ten days effective.

Scott Hand:	Excuse me, I think it is seven business days, some one was suggesting that it is ten, it’s seven, to match that bid, and that is the same now as it was before.

Stu Kedwell:	Okay, and with that can you just take us to yours and the boards thinking about kind of preemptively using that tool that you already had in place at this juncture?

Scott Hand:	I don’t think I would comment on any of our tactics as to what we may or may not do, I really can’t at this point.

Stu Kedwell:	No, but you already, like you had that in place prior to this arranged bid, I am just wondering why you wouldn’t have waited to see what else might come before you would have raised your bid.

Scott Hand:	Well, the reason we did it was we’ve been watching this for some time and you know, watching the movement of the share prices, but also looking at what is to me more important in this, the fundamentals of the business and we recognize that the fundamentals of the business have shown that the cash flow being generated by Falconbridge, particularly from the copper business, because that is where a lot of the cash flow is coming from, from the copper business.

We had to evaluate that and so we decided it was time to evaluate it in great detail and make the decision that we made and that is what we’ve done. We just happened to have got it done this past Saturday, and that is when we got it done, but we’ve been evaluating this for some time. There’s no tactic to it, just recognizing reality and getting out there and getting a very competitive bid out in the marketplace which we believe that it is.

Stu Kedwell:	Okay, thank you very much.

Scott Hand:	And I also keep pointing out to people, what people don’t seem to recognize at this point is, you take that $3 billion (unintelligible) and if you put it into a per share basis with the new Inco and the number of shares would be outstanding. You are talking seven, around $7.80 a share, in that neighborhood that is out there and is not in my view reflected in the value of the Inco share price today.

Stu Kedwell:	Okay, thanks again for your time.

Operator:	Again, ladies and gentleman, if you want to ask a question, please press star one on your telephone key pad. Our next question comes from the line of Justin Bergner of Gabelli and Company.

Justin Bergner:	Good morning.

Scott Hand:	Good morning.

Justin Bergner:	I have a follow up question in regards to synergies. Obviously a wide range of numbers have been offered by different parties in regards synergies in the Sudbury basin. What events from each of your companies past should we as investors should look at to gain confidence that these synergies will be realized at their maximum level, kind of on the target schedule?

Scott Hand:	Well, I don’t know if I can tell you events, but I can tell you a couple of things. Number one, Falconbridge has successfully put together Falconbridge in the random. Number two, we’ve been looking at each other over the fence now for 50 years and we are finally doing that, which is probably pretty obvious, it could be done. Indeed, many share holders here in Canada said, what took you so long to do it.

So, we know what needs to be done, we know how it needs to be done and our people in Sudbury know how to do. I don’t know whether you call that an even or not, but to me it is pretty clear as to what has to be done, but it has to take, you have to make long term commitments to get it done. This is not sort of slapping together a joint venture agreement and say go ahead. It takes time, it takes dedication and it takes knowledge of the respective operations and that we have. Derek if you don’t mind, elaborate on that.

Derek Pannell:	I think that if you look at what we’ve done, and I can speak just from the Falconbridge side, obviously, if you look at what we’ve done in Falconbridge over the last couple of years, and I think just speaking and not looking at the results, speaking from the results, I am looking at the results I think the same thing, are quite clear.

But, what we’ve been able to do is certainly streamline our operations. A number of people that we have within the company first of all, we’ve dealt with that, we’ve dealt with some operations that were at best, marginal, things like (unintelligible).

Again, we’ve got in to synergies and very strongly on the aluminum side by, in the aluminum business, but the picking up bankrupt ties our assets on the island of Jamaica, producing aluminum, (unintelligible) sea, which feed into a pump there. Just the whole series of things that we’ve been able to do, like that for example and bring the people along to work on the changes, I think that is management obtained and we’ve done that I think very strongly.

And certainly the management team here at Falconbridge have been invited to go over with the new Inco and I think we are looking forward to very much to that happening.

Scott Hand:	And Justin there has been a lot of pre planning given the time we’ve had over the past few months, but the other thing that I would point out is one of the reasons I suspect that some of these things were not considered in the past was, I guess, the traditional rivalry between the two companies. If you look at the management team of the two companies today, you’ll find a lot of people in senior management that have come from other mining companies around the world, one bringing their knowledge, but two, coming here without any prejudice as to what can or cannot be done.

And so when you look at the two management teams that have been working together to focus on how we are going to get these synergies, there is a lot of compatibility, a lot of background and no baggage.

Justin Bergner:	Thank you, that is very helpful.

Operator:	Our next question comes from the line of Michael Brown of Enterprise Capital.

Michael Brown:	Yes, a couple of questions. Number one, is August 19 still the drop dead date for the support agreement?

Scott Hand:	I don’t think it is August 19, I think it is August 10, remains the same.

Michael Brown:	Okay, thank you. Second of all, can you just review the, I guess the evolution event that led to this (unintelligible). You said that this is in response to the

Teck bid, so this is unsolicited by Falconbridge? They didn’t give you a nudge or ask you to do this to them?

Scott Hand:	First, it was not in response to the Teck bid, because there is not a bid out there by Teck. They’ve indicated that they might, that they’re going to make an offer.

Michael Brown:	Okay, in response, to the Teck offer, the Teck indication?

Scott Hand:	No it’s not. I said it is not. Secondly, as I said before, it is Inco’s view of what it takes, recognizing that things have changed since last October, deliver the value to increase the price, to recognize the value created in the Falconbridge business primarily in copper to increase the prospects that the Falconbridge share holders, indeed not to increase, but to I believe get the assurance that the Falconbridge share holders will want to tender. That is what we did, and as I said before in an earlier, in answer to an earlier question, we’ve been reviewing this all along and we finally had a good long board meeting on a Saturday where the board members have lots of time, we spent five hours with the board and came up and made the determination that we did to raise our offer by Canadian $5 a share. That is what we did.

Michael Brown:	Thank you.

Operator:	Our next question comes from the line of Orest Wowkodaw of Canacord.

Orest Wowkodaw:	Good morning. I just wanted clarification. So am I correct in assuming that the Inco board has not formally rejected the current Teck bid?

Scott Hand:	There is no Teck bid out there right now, there is nothing to reject at this point.

Orest Wowkodaw:	Okay, so if Falconridge continues to trade at a premium to your offer and it looks like Falconridge share holders will not tender, at what point do you have to consider the Teck bid.

Scott Hand:	The Falconbridge share holders will make a determination at whether they wish to tender when we are finally able to make the actual offer, sometime in early July. That is the time they will make their decision and we will see what it is like at that time. As I’ve said to you before, I said earlier on the call; our view is that a portion of the spread to the extent that it will continue to exist, will be related to fundamentals.

I would think much less so now, if at all and one portion of it in the past at least, related to speculation as to what else might happen, might happen. We’ll see where it is when ever we are free to make the actual bid to take up the shares. That is not today, that is in July.

Orest Wowkodaw:	Are you saying that you will not consider any Teck bid until a deal with Falconbridge falls apart?

Scott Hand:	I, we will not consider, I don’t understand. We do have an agreement with Falconbridge right now, we are proceeding on it, we’ve made a new offer and that is the offer that is out there that Falconbridge share holders will decide whether or not they want to tender in early July.

Orest Wowkodaw:	Okay, thank you.

Operator:	Again, ladies and gentleman, to ask a question please press star then the number one on your telephone key pad. Our next question comes from the line of Gerald Lucaussy of Tisbury.

Gerald Lucaussy:	Yes, quick question regarding the anti trust approval processes. If you get approval from the (unintelligible) prior to doing (unintelligible) will you consider closing the deal before your approval?

Scott Hand:	I am not going to speculate on what we may or may not do, as it relates to regulatories, but I would say to you that we are committed to follow through, with the regulatory agencies on the schedule I have outlined and that is where we are.

Gerald Lucaussy:	Okay, thank you.

Operator:	There are no further questions from investors and analysts. This concludes the investor and analysts question and answer portion. Questions for call members of the media are asked to please stay on the line. Following a five minute break, we will begin to take you questions.

Scott Hand:	Well, just before we close, thank you very much. I hope we answered your questions. I come back to where I started and to say to you, the Inco board evaluated all the alternatives that they fill out there. They came back to a strong commitment to continue with the acquisition of Falconbridge for the reasons that I outlined, great assets, great growth, great financial position, best metals around, synergies that no body else can bring to a transaction and there fore when we look at what was the best value for the near term and long term for the Inco share holders, this is what we decided.

That is a very strong commitment. I believe my job is to get the best value for the Inco share holders and that is what we are doing with the increase offer we’ve had with Falconbridge today. Thank you very much.

Operator:	Ladies and gentleman, we are going to begin the Q & A session for the media in approximately two minutes. Until that time, your lines will again be placed on mute. Thank you for your patience.

We are now ready for questions from the media. To ask a question, please press star and the number on your telephone keypad. One moment please for the first question.

Our first question comes from Doug Alexander of Bloomberg News.

Doug Alexander:	Yes, just wondering in regards to the timing, you sort of made reference to this in the analyst call but how much did Teck’s bid or however you want to call it interest and the Xstrata aspect influence this weekend’s decision to increase the offer.

Scott Hand:	Doug, what I said on the investor’s conference call, and I say to you as well, the Inco board has been reviewing what we might do for some time and at some point we had to make a decision to recognize the increased value of Falconbridge, as a result of the great, the results they’ve been reporting and particularly influenced by copper, a metal we like very much.

And therefore, we’ve been doing it regularly, we’ve been having board meetings, both in person and by phone, and we decided it was time to get together in person and have adequate time to go over this in a very deliberate fashion. And we did that on Saturday. We had a five hour board meeting and out of that came the decision that we came with.

Doug Alexander:	And this, if you look at the timing in that, you have this revised offer coming five days after Teck introduced their interest in acquiring Inco and of course, a couple days before Xstrata’s (unintelligible) agreement expires, so it sort of looks like more than a mere coincidence here that this is the timing for you guys.

Scott Hand:	We evaluate every factor that is out in the marketplace including just the things you outlined, but I would say to you, wanted to get the board together at a time when they could evaluate the alternatives. Clearly, you know, they’re there, they recognize development, they understand what the possibilities are, that is there job to evaluate those, they did. And I am referring now to the non-offer from Teck at this point and referring to what rights exist on the various agreements.

But the evaluation was, and it was done to recognize where the market, how, the impact of the change in the fundamentals required in the increase the method it is.

Doug Alexander:	So, essentially because Teck hasn’t formally presented anything to you guys, it’s not considered an offer for the board to reject so to speak.

Scott Hand:	We don’t have an offer yet from them, it will be mailed I guess at some point, but its subject to a major condition and that is we drop our agreement with Falconbridge but, when you look at your alternatives, and we do and we’ve got a lot of very good advisors that help us do it, of course we look at the various alternatives, but no one should ever think that this offer, non offer from Teck is the exclusive alternative that our board would look at.

We look at a lot of alternatives, but at the end of the day, we, the board came back and said the best alternative, short term and long term, for Inco share holders is to continue with the acquisition with Falconbridge and the reason for that one on the call.

Doug Alexander:	Okay. Question for Derek. Just wondering, the increase in this break up fee, why would you agree to a higher break up fee than was in the previous agreement and is there any concern of the competing bid coming forth?

Derek Pannell:	First of all I think that the reason to increase it is because we’ve got an additional $5 an offer, I think that is a very compelling reason. I think secondly, is because if you look at the size of the deal that we now have, with the increased off that is now on the table, for our share holders, in fact the overall percentage of the break fee as a percentage of the total transaction, in fact has gone down. It’s gone down from 2.9% to 2.3% of the total transaction. And it now stands out therefore as slightly less than three months, and I think that (unintelligible) that was a reasonable consideration in the life of the increased off that Inco was prepared to put on the table. I think it is quite as simple as that.

You mentioned potential other bidders. There is nothing that we have done to prevent other bidders from coming in. That has been the case on the day from October and it still remains the case.

Doug Alexander:	And one last question I have, just more in procedure. When do you actually allow to take up the Falconridge shares, in regards to the regulatory issues with Europe and the US, do you have to hold off on them to make a decision before you can actually acquire the shares, or?

Scott Hand:	What we’ve said Doug is assuming clearances from the regulatory committee, which we think the gating one will be the European commission. Let’s assume that the end of June, early July, once we have that then we are free to go ahead and offer to take up the shares of Falconridge.

Doug Alexander:	Okay, so you have to get that clearance first before you would take up the shares?

Scott Hand:	That is correct. That is our intention.

Doug Alexander:	Okay, thank you very much.

Scott Hand:	Your welcome.

Operator:	Again, to ask a question, please press star then the number one on your telephone key pad. One moment please for further questions. Our next question comes from the line Drew Hasselback of National Post.

Drew Hasselback:	This is a question for Scott. Inco has discussed possible remedies that it would be interested in seeing in order to gain the approval of the EU, mainly the said of Nickelverk and the setting up of that independent sales force company. Are you prepared for a scenario where Europe might come back to you and say, okay, we liked those two, but here is two more?

Scott Hand:	Two more what?

Drew Hasselback:	Conditions? Perhaps investitures or restructuring?

Scott Hand:	No, Drew, we think that what we have indicated is an appropriate remedy, is an appropriate remedy. It’s the one that works, and that is where we are.

Drew Hasselback:	Well, I know, is there, considering the situation though, they might think that there is more revenue needed, right?

Scott Hand:	Well, why don’t you leave that between us and the European Commission and the Department of Justice to work out that is what we are doing? I can’t speculate really, Drew on what else we might do or not do. As we’ve indicated, the business concept is the one that we think addresses the issue and it’s the one that we are focusing on. That is really all that I can really say at this point.

Drew Hasselback:	All right.

Operator:	Once again, to ask a question, please press star then the number one on your telephone key pad. Our next question comes from the line of Nawojka Wachowiak of HSBC.

Nawojka Wachowiak:	I’m sorry. I apologize for taking time out of the media call, but I wasn’t able to get into the queue on the other question and answer period. So, my questions are for Inco’s management. You didn’t mention, though you are always evaluating alternatives. Can you walk us through the legal ramification of potentially withdrawing from the Inco. Falconbridge board agreement. If the board finds that there is a more favorable option for Inco shareholders in the future?

Scott Hand:	Well, I won’t speak of (unintelligible) I will speak to the Chairman of the Board and try to reflect the view of the board. And that is that, the board did review every strategic alternative they saw in front of them. Or what might be there over the weekend, as they did back in October. In each case, they determined that the best value creating alternative is the Falconbridge deal and having done that, the board determined in October and they determined now, let’s set up ourselves in the best possible way to succeed and having that happen.

And that is what they have done. And therefore we have reaffirmed our offer and increased by $5.00 and we have continued with the support agreement which is the provisions are well known, and that is what we have done and really, the board did then, over the weekend, that which they did back in October, what is the best alternative to Inco shareholders and I have to say at the end of the day, when you look at where we are, you have to go back to the fundamental and say, what is fundamentally the best alternative for the Inco shareholders.

And the reason I stress that is, our offer involves a lot of shares, the non offer that was indicated by Teck is a lot of shares, and share prices are going to move all over the place in terms of what the value is, and you have to look and say, what is the best fundamental alternatives for the Inco shareholders, what are the best operations, what is the best combination, what are the best metals, what are the best growth, and that is when the board came back and determined this is the way to go and that is what they have done.

So, they’ve evaluated any alternative they saw that was feasible or possible when they made this determination on Saturday as they did back in October.

Nawojka Wachowiak:	So, should I understand that you did consider the Teck offer when you evaluated your options this weekend?

Scott Hand:	We considered every possibility that you might consider when we reaffirmed and increased our offer for Falconbridge.

Nawojka Wachowiak:	All right. Thank you very much.

Scott Hand:	You’re welcome.

Operator:	Our next question comes from the line of Rochelle Younglai of Reuters.

Rochelle Younglai:	Hi, this question is for Scott. Wondering when you are going to hand over your shareholder list to Teck and what kind of feedback are you getting from your shareholders?

Scott Hand:	I believe we have received their request for the shareholder list, and I believe that there is a requirement under the CBCA under which we are incorporated to give it within a certain period of time, I think it is ten days, you can be assured that we will comply with the law.

Rochelle Younglai:	And have you heard from you shareholders?

Scott Hand:	Have I heard from my shareholders. Yes I have, I have spoken to a lot of our shareholders and I will continue to do so.

Rochelle Younglai:	And what are they saying? Are they indicating that they prefer Falconbridge Inco deal or?

Scott Hand:	They are reviewing the situation and they are listening to me, and I am sure listening to other people. And they recognize, I believe, the great company that we are creating here, by putting the two companies together. My conversation with my share holders is between me and my shareholders.

Rochelle Younglai:	Okay. Thank you.

Operator:	Our next question comes from the line of Kerry Smith of Haywood Securities.

Kerry Smith:	I think all my calls have been answered. Actually I had one other one for Scott, possible if you could help me.

Scott Hand:	Kerry I didn’t think you were a journalist?

Kerry Smith:	I was trying to tie into the other call, and I was just listening to, if I could ask, just quickly though, once you get all the regulatory approvals from EU and the Department of Justice, just remind me how long you expect to take to actually close the acquisition?

Scott Hand:	Well, I guess the, there are two parts to this Kerry. One is the tender, and I guess that is what ten days, or something like that? Simon?

Simon:	That is correct. Yes.

Scott Hand:	And assuming that we get the 66 and two-thirds percent then there is the second step which is the merger of the two companies which requires a shareholder vote by the Falconbridge shareholders, and I am guessing that takes a month or two. Something like that. So the final, putting the two companies together is probably early September or something like that I am guessing. Is that right Simon?

Simon:	That sounds correct.

Kerry Smith:	And the tender is ten business days, I presume, Simon is that right?

Simon:	There is a ten day period before which we can move to the tender, that is correct.

Kerry Smith:	And then, the vote to merge the two to get over the two-thirds, that would require votes from both companies?

Scott Hand:	No, the only shareholder vote by Falconbridge shareholders, and then own two-thirds of the share, which we are allowed to vote and therefore you can assume that that will happen.

Kerry Smith:	Right, I understand. Thank you very much.

Scott Hand:	I am looking forward to your article in the newspaper.

Operator:	At this time there are no further questions from the media.

Scott Hand:	No more questions from the media? Any other people who are not in the media want to ask a question? Okay, well thank you very much, and I am sure we will be talking again, we are looking forward to completing a great deal with Falconbridge.

Operator:	Thank you ladies and gentlemen. This concludes today’s conference call, you may now disconnect.
END